Exhibit 99.1

PRESS RELEASE

Cerberus Completes Exit From AerCap

Amsterdam, The Netherlands; March 26, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced that Cerberus Capital Management, L.P. (“Cerberus”) through its affiliate, Fern S.a.r.l., sold approximately 8.2 million ordinary shares in the Company. This sale has reduced Cerberus’ stake in AerCap to less than 0.1%. The sale was made under a registration statement that became effective with the U.S. Securities and Exchange Commission on March 14, 2013.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has $10 billion of assets and a fleet of 333 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com